

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 19, 2017

Bradley Kersch
President and Chief Executive Officer
Bookedbyus Inc.
1223 Fletcher Way
Port Coquitlam, BC V3C 6B5
Canada

>   Re: **Bookedbyus Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed May 19, 2017**
>   **Form 8-K/A filed June 9, 2017**
>   **File No. 000-55513**

Dear Mr. Kersch:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K/A filed June 9, 2017

General

1.   We note that you have provided information in your amended current report under the Item 2.01 of Form 8-K heading (Completion of Acquisition or Disposition of Assets). However, it is unclear from the disclosure provided whether you have completed the acquisition or disposition of a significant amount of assets. Please clarify whether you have done so and clarify the current nature of your relationship with the Apawthecary Pets business. In this regard, indicate whether you have acquired assets related to the Apawthecary Pets business or have entered into a contractual relationship with this business.

Bradley Kersch
Bookedbyus Inc.
June 19, 2017
Page 2

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any questions.

        Sincerely,

        /s/ Katherine Wray

        Katherine Wray
        Attorney-Advisor
        Office of Information Technologies
        and Services